SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Embratel Participações S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.124/0001-12

Company Registry (NIRE): 3330026237-7

Publicly-Held Company

NET Serviços de Comunicação S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Notice to the Market (Fato Relevante)

Embratel Participações S.A. (“Embrapar”) and NET Serviços de Comunicação S.A. (“NET”), companies indirectly controlled by América Móvil S.A.B. de C.V. (“América Móvil”), in accordance with the terms of Instruction nº 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”), hereby informs the public that they, along with Claro S.A., a company also indirectly controlled by América Móvil (“Claro” and, together with Embrapar and NET, the “Companies”), are evaluating the possibility of a corporate reorganization intended to consolidate the corporate structure and activities of the Companies and some of their subsidiaries in Brazil into a single company (the “Transaction”).

For this reason, the Companies will begin to conduct internal analyses and take initial steps with the Brazilian Telecommunications Agency (“Agência Nacional de Telecomunicações - ANATEL”), in accordance with the terms of articles 86, sole paragraph, and 97 of the General Telecommunications Law, as amended (“Lei 9.472/97 - Lei Geral de Telecomunicações”), to assess the feasibility of the Transaction and the conditions to which it may be subjected. The decision whether or not to proceed with the Transaction will take into account the results of the analyses being conducted by the Companies and ANATEL’s response, among other factors.

1

Embrapar and NET will provide further information about the Transaction once additional details become available.

Rio de Janeiro and São Paulo, April 11, 2013.

EMBRATEL PARTICIPAÇÕES S.A.

Isaac Berensztejn

Investor Relations Officer

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.